As filed with the Securities and Exchange Commission on October 13, 2004

Registration Statement No. 333-119158

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DEVCON INTERNATIONAL CORP.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-0671992
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Devcon International Corp. 1350 East Newport Center Drive Suite 201 Deerfield Beach, Florida 33442 (954) 429-1500	Donald L. Smith, Jr. Chairman, President and Chief Executive Officer 1350 East Newport Center Drive Suite 201 Deerfield Beach, Florida 33442 (954) 429-1500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Include Area Code, of Agent for Service)

Copies of Communications to:

Robert L. Grossman, Esq.

Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

(305) 579-0500

(Facsimile) (305) 579-0717

Approximate Date of Commencement of Proposed Sale to the Public:

As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

PROSPECTUS

Devcon International Corp.

8,276,441 Shares of Common Stock

This prospectus relates to the resale by the selling shareholders named in this prospectus of up to 8,276,441 shares of our common stock. 4,000,000 of these shares are issuable from time to time upon the exercise of outstanding warrants owned by Coconut Palm Capital Investors I, Ltd. Coconut Palm obtained these warrants as well as 2,000,000 shares of our common stock which are also included in this prospectus in a private placement completed in July 2004. This prospectus also relates to the exercise of those outstanding warrants. Additionally, 214,356 of these shares of common stock are owned by CSS Group, Inc., the former shareholder of Security Equipment Company, Inc., which shareholder obtained the shares as a part of a transaction in which CSS sold Security Equipment to us. An additional 20,000 shares of our common stock represents the maximum number of shares that may be issued to CSS under provisions in the governing Stock Purchase Agreement that provide for post-closing purchase price adjustments. Fifty thousand of the shares of common stock underlie stock options granted by us to Matrix Desalination, Inc. in connection with a joint venture between us and Matrix to develop water desalination and power systems. The remaining shares are owned by Donald L. Smith, Jr., our Chairman, Chief Executive Officer and President, specified relatives of Mr. Smith listed in this prospectus or Robert D. Armstrong, one of our directors.

We will not receive any proceeds from the resale of any of the shares of our common stock in this offering. We will, however, receive proceeds if the selling shareholders pay cash to exercise some or all of the warrants or stock options owned by them.

Our common stock is listed and traded on the Nasdaq National Market under the symbol “DEVC.” The closing sales price of our common stock on October 8, 2004 as reported by the Nasdaq National Market was $15.28.

The selling shareholders, or their pledgees, donees, transferees or distributees, including limited partners of a selling shareholder who receive shares and/or warrants in consideration for the redemption of their partnership interests or for the satisfaction of other partnership obligations, or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters.

You should carefully consider the Risk Factors beginning on page 4 of this prospectus before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2004.

Prospective investors may rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

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SUMMARY DESCRIPTION OF OUR BUSINESS

This summary highlights selected information and does not contain all the information that is important to you. We urge you to carefully read this entire prospectus and the documents we have referred you to in “Incorporation of Certain Documents by Reference” on page 18 for more information about us and our financial statements. You should pay special attention to the risks of investing in our common stock discussed under “Risk Factors.” Except where the context otherwise requires, the terms “we,” “us,” “our” or “Devcon” refer to the business of Devcon International Corp. and its consolidated subsidiaries.

Our Business

In the Caribbean, we produce and distribute ready-mix concrete, crushed stone, concrete block, and asphalt and distribute bagged cement. We also perform site preparation work as a land development contractor. We have established a significant market share in most locations where we have facilities.

We are a large producer and distributor of ready-mix concrete and quarry products in these Caribbean islands:

Puerto Rico	Commonwealth of Puerto Rico
St. Thomas	United States Virgin Islands
St. Croix	United States Virgin Islands
Sint Maarten	Netherlands Antilles
St. Martin	French West Indies
Antigua	Antigua and Barbuda, West Indies

The different products we make available on the islands are shown below:

	Ready-Mix concrete	Quarry aggregates production	Concrete block production	Aggregates & Block sales	Cement sales
Puerto Rico		X		X
St. Thomas, U.S.V.I.		X	X	X	X
St. Croix, U.S.V.I.	X		X	X	X
Sint Maarten	X		X	X	X
St. Martin	X	X		X	X
Antigua	X	X	X	X	X

Our Construction division performs earthmoving, excavating, and filling operations, builds golf courses, roads, and utility infrastructures, dredges waterways and constructs deep-water piers and marinas in the Caribbean. We have historically provided these land development services to both private enterprises and governments in the Caribbean. We believe that our relationships with customers in the Caribbean give us a competitive advantage. Our project managers have substantial experience in land development construction, and our equipment is well suited for the Caribbean markets. We have equipment and personnel in the Caribbean that, we believe, often allow us to start work more quickly and less expensively than other contractors. While we can bid competitively and cost-effectively for these land development contracts, our ability to mobilize quickly can sometimes cause us to incur higher expense during low activity periods.

We have completed land development construction projects, including interstate highways, airport sites and runways, deep-water piers and marinas, hydraulic dredging, golf courses, and industrial, residential and commercial site development. The revenue related to the work performed by our Construction division is generated on a contract-by-contract basis. The majority of our contracts are completed in less than one year, although we obtain multi-year contracts from time to time. These contracts are bid or negotiated at a fixed price, except for changes in the scope of the work requested by the owner during the term of the contract. The majority of our work is performed by our own labor and equipment and is not subcontracted. We also enter into unit-price contracts where our fee is based upon the quantity of work performed. This is often measured in yards, meters or tons, rather than time.

Alternative strategic avenues and entry into the security services industry

From time to time, we evaluate opportunities to expand our existing operations in related areas of operations. We are also reviewing other strategic options. For instance, in June 2003, we formed a joint venture in the water desalination and sewage treatment business. The business model of this joint venture is to invest in a utility plant and sell the water or service on a long-term contract to resorts, industrial plants or communities. We had no revenue and incurred $100,000 of expenses during 2003 and for the six months ended June 30, 2004 we generated no revenue and incurred $44,000 of expenses related to the activities of this joint venture. However, the marketing efforts for water and sewage system contracts have resulted in construction leads and contracts. We have recently entered into a long term contract to supply water to the government of Bahamas on Long Island, Bahamas. We have also entered into a short term contract to supply water to a hydroponics farm on Bimini, Bahamas. We are reviewing and bidding on a number of possible water and sewage system contracts, but we cannot assure you that any of them will result in firm contracts.

On July 30, 2004, we closed a transaction with Coconut Palm Capital Investors I, Ltd., which we entered into on April 2, 2004. The transaction received shareholder approval at our annual meeting on July 30, 2004. Coconut Palm purchased from us 2,000,000 units for a purchase price of $9.00 per unit. Each unit consists of (i) 1 share of our common stock (ii) a warrant to purchase 1 share of our common stock at an exercise price of $10.00 per share with a term of 3 years, (iii) a warrant to purchase 1/2 share of our common stock at an exercise price of $11.00 per share with a term of 4 years and (iv) a warrant to purchase 1/2 share of our common stock at an exercise price of $15.00 per share with a term of 5 years. Based on that number and the number of shares of our common stock outstanding on July 30, 2004, Coconut Palm acquired approximately 35.1% of our common stock outstanding immediately after the closing of the governing purchase agreement. Coconut Palm will also be entitled, on a fully diluted basis, to acquire up to 57.5% of our common stock outstanding upon exercise of the warrants. In addition, two individuals designated by Coconut Palm, Richard C. Rochon and Mario B. Ferrari, were elected to our board of directors. As part of the transaction, we agreed to register under the Securities Act of 1933, as amended, the shares of common stock received by Coconut Palm as well as the shares of common stock underlying the warrants received by Coconut Palm at the closing of this transaction.

In connection with the investment by Coconut Palm, we entered into the security services business. We entered into an employment agreement with Stephen J. Ruzika on April 2, 2004 under which he would become our Executive Vice President and President of our Security Services Division. This employment agreement went into effect as of July 30, 2004, the date on which we completed the sale of the units to Coconut Palm. In addition, on April 2, 2004, we entered into a Letter of Intent with Security Equipment Company, Inc., a company managed and controlled by Stephen J. Ruzika. On July 30, 2004, we completed the purchase under the terms of a definitive purchase agreement for approximately $4.6 million, subject to specified purchase price adjustments after the closing. We paid the purchase price with a combination of $2.5 million in cash and 214,356 shares of our common stock. The definitive purchase agreement also provided Mr. Ruzika the one-time right to demand to have us register the shares of common stock received by Mr. Ruzika in the sale under the Securities Act of 1933, as amended. We expect to issue up to 20,000 additional shares of our common stock to a company controlled by Mr. Ruzika in connection with specified post-closing purchase price adjustments set forth in the governing purchase agreement.

Mr. Ruzika is the former Chief Financial Officer (1989-1997) of ADT Limited and President of ADT Security Services, Inc., and has over 17 years of experience in the security services industry. From 1989 to 1997, Mr. Ruzika oversaw the growth of ADT Security Services, Inc. into the largest electronic security services company in the United States and United Kingdom. Mr. Ruzika previously served as a Director and Executive Vice President (1987-1997), and Chief Financial Officer (1989-1997) of ADT, a NYSE listed company. Mr. Ruzika also served as President and Chief Executive Officer of ADT Security Services Inc. (1995-1997), a wholly owned subsidiary of ADT. Mr. Ruzika joined ADT in 1982. In 1997, ADT merged with TYCO International Ltd. and the combined company was renamed TYCO International. ADT, at the time of the merger, was the single largest provider of electronic security services in North America and the United Kingdom providing continuous monitoring of commercial and residential security systems to over 2 million customers in North America and Europe. ADT Security Services, with revenue in excess of $1.5 billion, operated more than 200 sales and service offices worldwide. ADT, through it automotive division, was also a leading provider of vehicle auction services in the

United States and the United Kingdom. Prior to joining us, from August 1998 to July 2004, Mr. Ruzika served as Chairman and Chief Executive Officer of Congress Security Services, Inc., predecessor-in-interest to CSS Group, Inc. Congress, through its subsidiaries, including Security Equipment Company, Inc., the corporation we acquired, provided employment screening and paperless workflow services to major corporate clients in North America and also provided electronic security services throughout the Panhandle of Florida. Prior to forming Congress, from November 1997 to August 1998, Mr. Ruzika served as Chief Executive Officer of Carlisle Holdings Limited (formerly known as BHI Incorporated), a Nasdaq listed company. In addition, Mr. Ruzika served as a director from September 2001 to April 2004, and served as Vice-Chairman of the board from July 2001 to April 2004, of Security Associates International, Inc., formerly, an American Stock Exchange listed company. Mr. Ruzika is a graduate of the University of Miami and received his Certified Public Accountant designation. Mr. Ruzika is 48 years old.

Security Equipment Company performs installation and monitoring of alarm systems for residential and commercial buildings. As of the date of this prospectus, our Security Services Division consisted solely of the business of Security Equipment Company.

Business of Security Equipment Company

Security Equipment is principally engaged in the service business of providing electronic security services to commercial and residential customers in the Panhandle of Florida and the Greater Tampa Bay Area. The principal offices of Security Equipment are located at 798 Airport Road, Panama City, Florida 32405. The telephone number is 850-785-3547.

Security Equipment operates within the electronic security services business and engages in the electronic monitoring of its installed base of security systems, as well as the installation of new monitored security systems to add to its installed base both in residential and commercial buildings. In addition, Security Equipment purchases security monitoring contracts from independent dealers from time to time. Security Equipment receives contractual recurring fees (usually on a monthly basis) for monitoring security systems through electronic monitoring centers and for maintenance of security systems installed at customers premises and other related services. Security Equipment sells, installs and maintains monitored security systems and other electronic security products for additional fees. Security Equipment currently outsources its monitoring operations to a third party, which is customary for security service companies of the same size and scope as Security Equipment. Security Equipment believes commercially reasonable alternatives are available if these third parties no longer remain available for Security Equipment’s use.

For Security Equipment’s fiscal year ended September 30, 2003 and Security Equipment’s nine month’s ended June 30, 2004, approximately 95% and 85%, respectively, of Security Equipment’s total revenue was derived from the contractually recurring fees generated by the electronic monitoring and maintenance of security systems at customer premises and other related services. The remainder of Security Equipment’s revenues were derived from the outright sales and installation of security systems and the maintenance of security systems on a non-contractual basis. Security Equipment currently provides service to approximately 3,500 customers and no one customer accounts for more than 2 percent of total revenue. Contracts with customers for monitoring and maintenance services are usually for an initial term of 3 or 5 years, automatically renewing on a year to year basis unless cancelled by the customer or Security Equipment. Security Equipment’s experience is that monitoring contracts for security systems are generally renewed upon their expiration. Contract discontinuances, however, do occur, principally as a result of customer relocation, closure or non-payment.

Reorganization of Management Structure

In October 2004, we reorganized our management structure. In connection with this restructuring, Stephen J, Ruzika, our Executive Vice President and President of our security services division was appointed as our President. Mr. Ruzika will remain President of the security services division, while Donald L. Smith, Jr. will remain Chief Executive Officer and Chairman of the Board of the Company. In addition, on October 6, 2004, we entered into an employment agreement with David Rulien. This employment agreement provides Mr. Rulien would become President of Devcon Construction and Materials Corp., Devcon/Matrix Utility Resources, LLC and DevMat Bahamas, Ltd., companies in which our construction and materials division and utility/desalination division are based, respectively. Also, Jan A. Norelid, our Chief Financial Officer, entered into a Separation Agreement, dated as of September 29, 2004, with the Company. The Separation Agreement became effective on October 6, 2004 and outlined the terms of his separation from Devcon, including severance benefits. Under this Separation Agreement, Mr. Norelid’s Employment Agreement, dated June 11, 2001, with us would continue, and Mr. Norelid would remain as our Chief Financial Officer, through January 1, 2005.

Mr. Rulien has served us in a consulting capacity from February 2003 to March 2004 advising us with respect to our utility/desalination division as President of DRR Advisors LLC, a company that provides consulting services to the construction industry. Since March 1, 2004, he has served as an assistant to Donald L. Smith, Jr., our Chairman and Chief Executive Officer. From August 2001 to December 2003, Mr. Rulien served as Chief Executive Officer of FishingLife, Inc., an online retailer. In this position he created alliances with CBS SportsLine and West Marine. From January 1999 to July 2001, he served as Vice President – Business Development of FishingLife. Prior to his tenure with FishingLife, from November 1996 to December 1999, Mr. Rulien served as Chief Executive Officer of Wave Communications, a company which sold prepaid wireless services. At Wave Communications, he developed the “phone in a box” concept for selling prepaid wireless and signed deals with a number of consumer retailers for distribution. He also established an in-house fulfillment function, which eventually handled more than 1,000 orders a day. Prior to his tenure with Wave Communications, Mr. Rulien served as Vice President of Nico Industries and President of Regency Construction, and managed construction and real estate development projects totaling $250 Million. Mr. Rulien is 52 years old.

* * * *

We are a Florida corporation. Our principal executive offices are located at 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33441. Our telephone number is (954) 429-1500.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following factors before purchasing any of the securities offered under this prospectus.

General Risk Factors

The nature of the stock ownership of our company consolidates influence over our company in the hands of a few shareholders.

Our officers and directors beneficially own, directly or indirectly and, in the aggregate, a significant percentage of the outstanding shares of our common stock and have the ability to significantly influence the outcome of any matters submitted to a vote of our shareholders.

We do not anticipate paying any dividends on our common stock.

We have not paid any dividends on our common stock in the last 12 years. We anticipate that for the foreseeable future we will continue to retain any earnings for use in the operation of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

An increased number of shares of our common stock in the market may adversely impact the market price of our common stock.

Sales of large amounts of our common stock in the public market after completion of the sale of the units to Coconut Palm, exercise of the warrants sold to Coconut Palm, completion of the sale of Security Equipment Company to us, completion of future purchases of other security services companies in which shares of our common stock constitutes a part or all of the purchase price or completion of other sales of our common stock to raise funds to complete purchases of security services companies could adversely affect the prevailing market price of our common stock, even if our business is doing well. These potential sales could also impair our ability to raise additional capital through the sale of equity securities. If Coconut Palm exercises all of the warrants sold to it, we will have issued 6,000,000 shares of our common stock to Coconut Palm. In addition, we have issued 214,356 shares of our common stock to CSS Group, Inc., a company controlled by Stephen J. Ruzika, in connection with the purchase of Security Equipment and anticipate issuing up to 20,000 additional shares of our common stock to CSS in connection with specified post-closing purchase price adjustments set forth in the purchase agreement governing the purchase of Security Equipment Company. Taking these transactions into account, approximately 9,712,404 shares of our common stock would be outstanding, based upon the number of outstanding shares as of September 17, 2004. Once the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, all of these shares of our common stock issued to Coconut Palm and CSS will be either freely tradeable without restriction or eligible for resale subject to the requirements of Rule 144 under the Securities Act of 1933, as amended.

Some of our employees belong to labor unions and strikes or work stoppages could adversely affect our operations.

We are a party to collective bargaining agreements with various labor unions. One of these agreements has expired and is being renegotiated. The other agreements expire in 2006. Under those agreements we currently employ approximately 79 full-time employees. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

Our stock is thinly traded.

While our stock trades on the Nasdaq National Market, our stock is thinly traded and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that the trading volume will increase in the near future or that, even if it does increase in the future, it will be maintained. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

We have entered into numerous transactions with our affiliates which may result in conflicts of interests

We have entered into a number of transactions with our affiliates, most of which consists of joint ventures in the Caribbean with companies in which certain of our officers and directors have an interest. Material transactions are disclosed in our audited consolidated financial statements and periodic reports we file with the Securities and Exchange Commission. These transactions may result in conflicts of interests. Our audit committee reviews and approves transactions between us and our affiliates, including our officers and directors. Our policy is that all of these transactions be reviewed and approved by the audit committee prior to completion. In addition, our Articles of Incorporation provide that no contract or other transaction between us and any other corporation shall in any way be invalidated by the fact that any of our directors are interested in or are directors or officers of the other party to the transaction. We anticipate that, to the extent our board of directors determines these transactions are in our best interests and our audit committee determines there is no reason to prohibit them, we will continue to engage in similar transactions with our affiliates.

Risk Factors Related to the Materials Division and the Construction Division

We are currently involved in a dispute with a vendor of ours in St. Martin.

On July 31, 1995, our subsidiary, Bouwbedrijf Boven Winden, N.A., or BBW, entered into a materials supply agreement with Mr. Fernand Hubert Petit, Mr. Francois Laurent Petit and Mr. Michel Andre Lucien Petit. This agreement was amended on October 27, 1999. Under this amendment, we became a party to the materials supply agreement. On July 25, 1995, our subsidiary, Societe des Carrieres de Grande Case, or SCGC, entered into an agreement with Petit to lease a quarry located in the French side of St. Martin. Another lease was entered into by SCGC on October 27, 1999 for the same and additional property. In May 2004, SCGC advised Petit that SCGC would possibly be removing its equipment within the timeframes provided in the applicable agreements and made a partial quarterly payment under the materials supply agreement and the lease agreement. On June 3, 2004, Petit advised BBW in writing that Petit was terminating the materials supply agreement immediately because Petit had not received the full quarterly payment and also advised that it would not renew the 1999 lease when it expired on October 27, 2004. Petit has refused to accept the remainder of the quarterly payment from us in the amount of $45,000. Without prior notice to BBW, Petit obtained orders to impound BBW assets in St. Martin, the French side of St. Martin, and Sint Maarten, the Dutch side of St. Martin. The assets sought to be impounded include bank accounts and receivables. BBW has no assets on St. Martin, but approximately $341,000 of its assets have been impounded on Sint Maarten. In obtaining the orders, Petit claimed that $7.6 million is due on the supply agreement (the full payment that Petit alleges would be due by BBW if the materials supply contract continued for the entire potential term and BBW continued to mine the quarry), $2.0 million is due for quarry restoration and $3.0 million is due for pain and suffering. Petit has also made a claim that SCGC owes back rent of $2.0 million for land not subject to the leases which Petit alleges SCGC has utilized. The materials supply agreement provided that it could be terminated by BBW on July 31, 2004. No default under the leases is being claimed by Petit and these leases are expected to terminate in October pursuant to Petit’s notice that they do not intend to renew the leases when they expire on October 27, 2004.

We are dependent upon key members of our management team.

We are dependent upon the services of Donald L. Smith, Jr., the Company’s co-founder, principal shareholder, Chairman, President and Chief Executive Officer, and a small group of executive officers. The loss of the services of Mr. Smith or any of these executive officers could have a material adverse effect on us as we would no longer be able to benefit from their knowledge, experience and guidance.

We are subject to some risks due to the nature of our foreign operations.

The majority of our operations in 2003 were conducted in foreign countries located in the Caribbean, primarily Antigua and Barbuda, Sint Maarten, St. Martin and the Bahamas. For the fiscal year ended December 31, 2003 and the six months ended June 30, 2004, 67.5% and 68.2%, respectively, of our revenue was derived from foreign geographic areas. The risks of doing business in foreign areas include potential adverse changes in U.S. diplomatic relations with foreign countries, changes in the relative purchasing power of the U.S. dollar, hostility from local populations, adverse effects of exchange controls, tariffs, nationalization, interest rate fluctuations, restrictions on the withdrawal of foreign investment and earnings, government policies against businesses owned by non-nationals, expropriations of property, the instability of foreign governments, any civil unrest or insurrection that could result in uninsured losses and other political, economic and regulatory conditions, risks or difficulties. Adverse changes in currency exchange rates or raw material commodity prices, both in absolute terms and relative to competitors’ risk profiles, could adversely impact our operations. We are not subject to these risks in Puerto Rico or the U.S. Virgin Islands since these are United States territories. We believe our most significant foreign currency exposure is the Euro. We are also subject to U.S. federal income tax upon the distribution of certain offshore earnings. Although we have not encountered significant difficulties in our foreign operations, there can be no assurance that we will never encounter difficulties.

Some of the contracts involved in our land development contracting business have fixed price terms which do not take into account unanticipated changes in production costs.

We generally enter into either fixed-price contracts that provide for an established price that does not vary during the term of the contract or unit-price contracts under which our fee is based on the quantity of work performed. Fixed-price contracts and, to a lesser extent, unit-price contracts, involve inherent risks, such as unanticipated increases in the cost of labor and/or materials, subcontracts that were unexpected at the time of bidding, bidding errors, unexpected field conditions, adverse weather conditions, the inability of subcontractors to perform, work stoppages and other events beyond our control. Although our attempts to minimize the risks inherent in our contracts by, among other things, obtaining subcontracts from reliable subcontractors, anticipating labor and material cost increases, anticipating contingencies, utilizing its cost control system and obtaining certain cost escalation clauses, we cannot assure you that we will be able to complete its current or future contracts at a profit. In addition, the longer the term of fixed-price contracts and, to a lesser extent, unit-price contracts, the greater the risks associated with that contract.

We may incur specified penalties under some of the clauses in the contracts governing our projects.

Some of our contracts call for project completion by a specified date and may contain a penalty clause for our failure to complete a project by this date. In addition, pursuant to some of our contracts we make warranties that extend for a period of time beyond the completion of these contracts.

Our failure to enter into new contracts to replace completed contracts could have an adverse impact upon our operations.

We endeavor to ensure that our land development contracting resources are effectively utilized and to that end pursue new contracts as the completion time for existing contracts approaches. To the extent we have entered into large land development contracts to which a significant part of our resources are committed, the failure to obtain new contracts upon the completion of these contracts could adversely affect our results of operations.

General economic conditions in the markets in which we conduct business could have a material impact upon our operations

Our land development contracting and concrete and related products businesses are materially dependent upon economic conditions in general, including recession, inflation, deflation, general weakness in construction and housing markets, changes in infrastructure requirements and, in particular, upon the level of development and construction activities in the Caribbean. A general downturn in the economy in this region would adversely affect the housing and construction industry and, therefore, would adversely affect our contracting and concrete and related products businesses.

Our business operates in a highly competitive environment.

We have competitors in the materials business in the locations where we conduct business. The competition includes local ready-mix concrete and local concrete block plants, and importers of aggregates and concrete blocks. We also encounter competition from the producers of asphalt, which is an alternative material to concrete for road construction. Most competitors, such as ready-mix and local concrete block producers, have a disadvantage compared to our material costs, but have an advantage over us in respect to lower overhead costs. The competition has put pressure on prices in the market, and we have not been able to increase the prices in some markets to the extent of our cost increases. Competition from certain of these manufacturers has intensified in recent years and is expected to continue. With respect to our construction division, land development construction is extremely competitive. We compete with smaller local contractors as well as larger U.S. and European based contractors in all our markets. Primary competitive factors include price, prior experience and relationships, the equipment available to complete the job, innovation, the available engineering staff to assist an owner in minimizing costs, how quickly a company can complete a contract, and the ability to obtain bonding which guarantees contract completion.

Our ability to maintain mutually beneficial relationships with key customers as well as the nature of their purchasing patterns may have an impact on our operations.

We have a number of significant customers. The loss of significant customers, the financial condition of our customers or an adverse change to the financial condition of our significant customers could have a material adverse effect on our business or the collectibility of our receivables. In addition, unforeseen inventory adjustments or significant changes in purchasing patterns by our customers and the resultant impact on manufacturing volumes and inventory levels may negatively impact our operations.

Risk Factors Related to the Security Services Business

Our inability to continue to acquire businesses in the security services business or successfully integrate these businesses could have adverse consequences on our business.

We intend to experience significant growth through acquisitions and intend to continue to maintain an acquisition program. To date, our sole acquisition has been Security Equipment Company. Acquisitions result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to manage or integrate acquired companies or businesses successfully. The process of integrating our acquired businesses may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

•	Loss of key employees or customers;

•	Possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;

•	Failure to maintain the quality of services that the companies have historically provided;

•	The need to coordinate geographically diverse organizations; and

•	The diversion of management’s attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we currently expect to result from that integration and may cause material adverse short and long-term effects on our operating results and financial condition.

We may not realize the anticipated cost savings and other benefits from our acquisitions.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we anticipate. The potential cost savings associated with an acquisition are based on analyses completed by our employees. These analyses involve assumptions as to future events, including general business and industry conditions, costs to operate our business and competitive factors, many of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates which are difficult to predict and speculative in nature. If we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

We expect to continue to acquire other businesses, which may adversely affect our operating results, financial condition and existing business.

We plan to continue to acquire additional security services companies. The success of our acquisition program will depend on, among other things:

•	the availability of suitable candidates;

•	competition from other companies for the purchase of available candidates;

•	our ability to value those candidates accurately and negotiate favorable terms for those acquisitions;

•	the availability of funds to finance acquisitions;

•	our ability to fund acquisitions; and

•	the availability of management resources to oversee the integration and operation of the acquired businesses.

Financing for the acquisitions may come from several sources, including our existing cash on hand, the investment by Coconut Palm, as well as the proceeds from the exercise of the warrants purchased by Coconut Palm, the incurrence of indebtedness or the issuance of additional common stock, preferred stock, debt (whether convertible or not) or other securities. The issuance of any additional securities could, among other things:

•	result in substantial dilution of the percentage ownership of our shareholders at the time of issuance;

•	result in the substantial dilution of our earnings per share;

•	adversely affect the prevailing market price for our common stock; and

•	result in increased indebtedness, which could negatively affect our liquidity and operating flexibility.

Our security services division is dependent upon key members of its management team.

We are dependent upon the services of Stephen J. Ruzika, our Executive Vice President and President of our Security Services Division. The loss of the services of Mr. Ruzika would have a significant adverse effect on us as we would no longer be able to benefit from his knowledge, experience and guidance.

We may encounter difficulties with our new management team and new operating focus.

We expect that we will encounter challenges and difficulties similar to those frequently experienced by companies operating under a new or revised business plan with a new management team. These challenges and difficulties relate to our ability to:

•	attract new customers and retain existing customers;

•	generate sufficient cash flow from operations or through additional debt or equity financings to support our growth strategy;

•	hire, train and retain sufficient additional financial reporting management, operational and technical employees; and

•	install and implement new financial and other systems, procedures and controls to support our growth strategy with minimal delays.

If the actions taken to integrate our new securities services division into our general corporate structure encounter greater difficulties than anticipated, we may implement further efforts which could divert management’s attention and strain operational and financial resources. We may not successfully address any or all of these challenges, and our failure to do so would adversely affect our business plan and results of operations, our ability to raise additional capital and our ability to achieve enhanced profitability.

Our security services division operates in a highly competitive environment.

The electronic security services business in the United States is highly competitive. New competitors are continually entering the field. Competition is based primarily on price in relation to quality of service. We believe that the quality of our service is higher than many of our competitors. Sources of competition in the security services business are other providers of central monitoring services, local alarm systems and other methods of protection, such as manned guarding.

Our security services division competes with other major firms which have substantial resources, including ADT Security Services, Inc. (a subsidiary of Tyco International Limited), Brinks Home Security, Protection One, and Honeywell Protection Services, a division of Honeywell, Inc., as well as many smaller regional and local companies. Some of these competitors are larger and have significantly greater resources than Security Equipment does and may possess greater local market knowledge as well. We cannot assure you that we will be able to continue to compete effectively for existing or potential customers.

Our security services division is subject to significant government regulation and the failure to substantially comply with one or more of these regulations could adversely our security services division’s business and operations.

Our security services division’s operations are subject to a variety of federal, state, county, and municipal laws, regulations and licensing requirements. The states in which we operate, as well as some local authorities, require us to obtain licenses or permits to conduct its security service business. We believe that we are in substantial compliance with all of the licensing and regulatory requirements in each jurisdiction in which we operate. In addition, there has been a recent trend on the part of municipalities and other localities to attempt to reduce the level of false alarms through various measures such as licensing of individual alarm systems and the imposition of fines upon customers, revocation of licenses or non-response to alarms after a certain number of false alarms. While these statutes and ordinances have not had a material effect on our business operations to date, we are not able to predict whether these statutes or ordinances, or similar statutes or ordinances enacted by other jurisdictions, will adversely affect our business in the future. The alarm industry is also subject to the oversight and requirements of various insurance, approval, listing and standards organizations. Adherence to the standards and requirements of these organizations may be mandatory or voluntary depending upon the type of customer served, the nature of security services provided and the requirements of governmental jurisdiction.

The nature of the services provided by our security services division potentially exposes us to greater risks of liability for employee act or omissions or product liability than may be inherent in many other service businesses. To attempt to reduce this risk, our service contracts contain provisions limiting liability to its customers. We also carry insurance of various types, including general liability and errors and omissions insurance, to protect us from product defects and negligent acts of our employee.

Cyclical industry and economic conditions have affected and may continue to adversely affect our security services division’s financial condition and results of operations.

Our security services division’s operating results are affected adversely by the general cyclical pattern of the security services industry. Demand for security services is significantly affected by levels of commercial construction and consumer and business discretionary spending.

Our security services division’s business is subject to attrition of subscriber accounts.

Our security services division experiences attrition of subscriber accounts as a result of, among other factors, relocation of subscribers, adverse financial and economic conditions, and competition from other alarm service companies. In addition, our security services division experiences attrition of newly acquired accounts to the extent we do not integrate these accounts or do not adequately service those accounts. An increase in attrition rates could have a material adverse effect on our revenues and earnings.

When acquiring accounts, Security Equipment seeks to withhold a portion of the purchase price as a partial reserve against subscriber attrition. If the actual attrition rate for the accounts acquired is greater than the rate assumed by Security Equipment at the time of the acquisition, and Security Equipment is unable to recoup its damages from the portion of the purchase price held back from the seller, such attrition could have a material adverse effect on Security Equipment’s financial condition or results of operations.

We cannot assure you that we will be able to obtain purchase price holdbacks in future acquisitions, particularly acquisitions of large portfolios. We also cannot assure you that actual account attrition for acquired accounts will not be greater than the attrition rate assumed or historically incurred by our security services division.

The effects of gross subscriber attrition has historically been offset by adding new accounts from subscribers who move into premises previously occupied by prior subscribers and in which security alarm systems are installed, conversions of accounts that were previously monitored by other alarm companies to our monitoring services and accounts for which we obtain a guarantee from the seller that provides for us to “put” back to the seller canceled accounts. The resulting figure is used as a guideline to determine the estimated life of subscriber revenues. It is our policy to review periodically actual account attrition and, when necessary, adjust the remaining estimated lives of Security Equipment’s purchased accounts to reflect assumed future attrition. If actual account attrition significantly exceeds assumed attrition and we have to shorten the period over which it amortizes the cost of purchased subscriber accounts, it could have a material adverse effect on our results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995, the Reform Act, provides a safe harbor for forward-looking statements made by or on behalf of the Company. We and our representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission, including this prospectus, and in its reports to shareholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act.

The forward-looking statements are and will be based upon our management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results, including our revenues from our Construction, Materials and new Security Services divisions, expenses, gross margins, cash flows, financial condition, and net income, as well as factors such as our competitive position, inventory levels, backlog, the demand for our products and services, customer base and the liquidity and needs of our customers, may differ materially from those contemplated by the forward-looking statements or those currently being experienced by the Company for a number of reasons, including but not limited to risk factors set forth above under “Risk Factors” and the following:

•	The effects of litigation, environmental remediation matters, and product liability exposures, as well as other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

•	Our ability to generate sufficient cash flows to support capital expansion, business acquisition plans, our share repurchase program and general operating activities, and our ability to obtain necessary financing at favorable interest rates.

•	Changes in laws and regulations, including changes in accounting standards, taxation requirements, including tax rate changes, new tax laws and revised tax law interpretations, and environmental laws, in both domestic and foreign jurisdictions, and restrictions on repatriation of foreign investments.

•	The outcome of tax litigation in Antigua and the compliance review of our EDC benefits in the U.S. Virgin Islands.

•	The impact of unforeseen events, including war or terrorist activities, on economic conditions and consumer confidence.

•	Interest rate fluctuations and other capital market conditions.

•	Adverse weather conditions, specifically heavy rains or hurricanes, which could reduce demand for our products.

•	Our ability to execute and profitably perform any contracts in the water desalination or sewage treatment business.

The risk factors described beginning on page 4 and set forth above are not exhaustive. We cannot assure you that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available and other information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares of our common stock in this offering. We will, however, receive proceeds if the selling shareholders pay cash to exercise some or all of the warrants or the stock options owned by them. These proceeds will be used for working capital and other general corporate purposes. Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $41,000.

SELLING SHAREHOLDERS

Below is information with respect to the number of shares of our common stock owned by each of the selling shareholders. Except as described in the table below, none of the selling shareholders has, or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling shareholders and the manner in which the selling shareholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Our registration of these shares does not necessarily mean that the selling shareholders will sell any or all of the shares covered by this prospectus.

Of the shares that may be offered for sale by the selling shareholders named below, 4,000,000 of these shares are issuable from time to time upon the exercise of outstanding warrants owned by Coconut Palm and 2,000,000 of these shares are owned directly by Coconut Palm. Additionally, 214,356 of these shares of common stock are owned by CSS Group, Inc., the company which is controlled by Stephen J. Ruzika, our Executive Vice President and President of our Security Services Division, and which sold Security Equipment to us. An additional 20,000 shares of our common stock represents the maximum number of shares that may be issued to CSS under provisions in the governing stock purchase agreement that provide for post-closing purchase price adjustments. Fifty thousand of the shares of common stock underlie stock options granted by us to Matrix Desalination, Inc. in connection with the formation of a joint venture between Matrix and us to engage in the business of operating and owning reverse osmosis, waste water and power generation systems, and utilizing these systems to sell water and power to third parties. The remaining 1,992,085 shares are owned by Donald L. Smith, Jr., our Chairman, Chief Executive Officer and President, specified relatives of Mr. Smith listed in the below table or Robert D. Armstrong, one of our directors. The warrants to purchase 4,000,000 shares are currently exercisable. Of the 50,000 options granted to Matrix, 20,000 are currently exercisable and options to purchase an additional 10,000 shares of our common stock will become exercisable for each system purchased by us up to a maximum aggregate number equal to 50,000 shares. Shares of our common stock underlying any stock options that are beneficially owned by Mr. Smith, any of his relatives or Mr. Armstrong are not included in this prospectus.

The warrants have exercise prices ranging from $9.00 to $15.00 while the options granted to Matrix have an exercise price equal to $6.38. The number of shares of common stock that may be actually purchased by some selling shareholders under the warrants and options and the number of shares of common stock that may be actually sold by each selling shareholder will be determined by such selling shareholder. Because some selling shareholders may purchase all, some or none of the shares of common stock which can be purchased under the warrants and the options and each selling shareholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the premise that each selling shareholder will purchase the maximum number of shares of common stock provided for by the warrants and the options owned by the selling shareholder and each selling shareholder will sell all of the shares of common stock owned by that selling shareholder and covered by this prospectus.

We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the shares of our common stock from time to time, under Rule 415 under the Securities Act, on the Nasdaq National Market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale. We have agreed to use our commercially reasonable efforts to keep this registration statement effective until the later of (i) the second anniversary of the date on which this registration statement was declared effective and (ii) the date on which all of the shares of common stock are eligible for resale under Rule 144 under the Securities Act without restrictions as to volume.

The shares of our common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

Name and Address of Selling Shareholder(1)	Number of Shares Prior to Offering		Percent	Number of Shares Offered(2)		Number of Shares After Offering(3)	Percent
Coconut Palm Capital Investors I, Ltd. (4) 555 South Federal Highway Second Floor Boca Raton, FL 33432	6,000,000		61.9%	6,000,000		—	*
CSS Group, Inc. (5) 798 Airport Road Panama City, Florida 32405	234,356		3.8%	234,356		—	*
Matrix Desalination, Inc.(6) 3255 S.W. 11th Avenue Fort Lauderdale, FL 33315	50,000		*	50,000		—	*
Robert D. Armstrong	401,300	(7)	7.0%	392,300	(8)	9,000	*
Susan Marie Harrison	5,950		*	5,950		—	*
William Craig Harrison	3,125		*	3,125		—	*
Leonard Warren Jenne	31,164		*	31,164		—	*
Kelly Elizabeth Nugent	17,350		*	17,350		—	*
Kristina Marie Nugent	17,350		*	17,350		—	*
Lauren Tommers Nugent	23,664		*	23,664		—	*
Barbara Ann Smith	1,000		*	1,000		—	*
Barbara Balance Smith	3,125		*	3,125		—	*

Name and Address of Selling Shareholder(1)	Number of Shares Prior to Offering		Percent	Number of Shares Offered(2)		Number of Shares After Offering(3)	Percent
Geoffrey Lawrence Smith	5,950		*	5,950		—	*
Allsion Leigh Smith	12,950		*	12,950		—	*
Scott Hamilton Smith	12,950		*	12,950		—	*
Christopher Kerry Smith	32,814		*	32,814		—	*
Donald Smith, Jr	1,319,711	(9)	22.9%	239,431	(10)	77,280	1.3%
Donald Smith III	153,019	(11)	2.7%	28,242	(12)	77,730	1.3%
Donald Smith & Mary Ellen Smith	5,722		*	5,722		—	*
Mary Ellen Smith	3,125		*	3,125		—	*
Donald Gregory Smith	19,100		*	19,100		—	*
Jill Lindsay Smith	19,100		*	19,100		—	*
Alexandra Elizabeth Smith	21,200		*	21,200		—	*
Bryan Christ Smith	21,200		*	21,200		—	*
Erich Michael Smith	21,200		*	21,200		—	*
Barbara Hoadley Smith	5,145		*	5,145		—	*
Kevin Smith	174,828	(13)	3.0%	42,803	(14)	62,280	1.1%
Lori Ann Smith	3,125		*	3,125		—	*
Smithcon Family Investments, Ltd(15).	985,372		17.3%	985,372		—	*
Smithcon Investments, Inc.(15)	17,628		*	17,628		—	*

*	Indicates less than 1%.
(1)	Unless otherwise indicated the address of each of the beneficial owners is 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442.

(2)	The actual number of shares of our common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act of 1933, as amended, such additional number of shares of our common stock as may be issuable (a) pursuant to the anti-dilution provisions of the warrants and options covering shares of our common stock being registered under this registration statement and/or (b) following the exercise of these warrants or options as a result of stock splits, stock dividends, recapitalizations or similar transactions.
(3)	Assumes all of the shares of common stock registered hereunder by the applicable registrant are sold
(4)	Consists of 2,000,000 shares of our common stock and 4,000,000 shares of our common stock underlying warrants issued to Coconut Palm. As officers and directors of Coconut Palm Capital Partners I, Inc., the sole general partner of Coconut Palm, Richard C. Rochon and Mario B. Ferrari are the natural persons who exercise voting and investment control over the shares owned by Coconut Palm. Each of Messrs. Rochon and Ferrari serve as directors on our board of directors.
(5)	Consists of 214,356 shares issued to CSS as part of the purchase price for the purchase of Security Equipment Company, Inc., a former subsidiary of CSS and up to 20,000 shares of our common stock which may be issuable to CSS by virtue of specified post-closing purchase price adjustments set forth in the purchase agreement governing the sale of Security Equipment Company to us. Mr. Stephen J. Ruzika, our Executive Vice President and President of our Security Services Division, is the natural person who exercises voting and investment control over the shares.
(6)	Represents shares underlying options granted to Matrix. Whitney Irons is the natural person who exercises voting and investment control over the shares. Matrix received these options in connection with a joint venture entered into between Matrix and us with respect to water desalination and power systems.
(7)	Consists of (i) 392,300 shares owned by Mr. Armstrong and (ii) 9,000 shares issuable upon exercise of options that are presently exercisable.
(8)	Consists of 392,300 shares owned by Mr. Armstrong.
(9)	Consists of (i) 239,431 shares directly owned by Mr. Donald L. Smith, Jr., (ii) 985,372 shares held by Smithcon Family Investments, Ltd., an entity controlled by Smithcon Investments, Inc., a corporation that is wholly owned by Mr. Smith, (iii) 17,628 shares held by Smithcon Investments, and (iv) 77,280 shares issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the date hereof. Does not include 3,420 shares not presently exercisable and that will not be exercisable within 60 days of the date hereof.
(10)	Consists of 239,431 shares directly owned by Mr. Donald L. Smith, Jr.
(11)	Consists of (i) 37,089 shares directly owned by Mr. Donald L. Smith, III, our Vice President – Construction Division, and his wife, (ii) 38,200 shares beneficially owned that are held in trust by Donald L. Smith, III for the benefit of his children, to which latter shares Mr. Smith disclaims beneficial ownership, and (iii) 77,730 shares issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the record date. Does not include 30,920 shares issuable upon exercise of options that are not presently exercisable and that will not be exercisable within 60 days of the date hereof.
(12)	Consists of 28,242 shares directly owned by Mr. Donald L. Smith, III.
(13)	Consists of (i) 48,948 shares directly owned by Mr. Kevin M. Smith, our Vice President – Materials Division, and his wife, (ii) 63,600 shares beneficially owned that are held in trust by Kevin M. Smith for the benefit of his children, to which latter shares Mr. Smith disclaims beneficial ownership, and (iii) 62,280 shares issuable upon exercise of options that are presently exercisable or exercisable within 60 days of the record date. Does not include 23,420 shares issuable upon exercise of options that are not presently exercisable and that will not be exercisable within 60 days of the record date.
(14)	Consists of 42,803 shares directly owned by Mr. Kevin M. Smith.
(15)	Mr. Donald L. Smith, Jr., our Chairman, Chief Executive Officer and President, is the natural person who exercises voting and investment control over the shares.

PLAN OF DISTRIBUTION

General

We are registering the shares on behalf of the selling shareholders. As used in this prospectus, the term “selling shareholders” includes the pledgees, donees, transferees or distributees, including the limited partners of a selling shareholder who receives shares and/or warrants in consideration for the redemption of their partnership interests or for satisfaction of other partnership obligations, or other successors-in-interest of a named selling shareholder after the date of this prospectus. Unless the context indicates otherwise, we refer to the shares of our common stock herein as our common stock.

Transactions. The selling shareholders or their transferees may offer and sell their shares of our common stock in one or more of the following transactions:

•	on one or more exchanges,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	underwritten offerings;

•	through put or call options transactions relating to such shares,

•	for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

•	by pledge to secure debts and other obligations,

•	in a distribution to limited partners of a selling shareholder, or

•	in a combination of any of these transactions.

Prices. The selling shareholders or their transferees may sell their shares of our common stock at any of the following prices:

•	fixed prices which may be changed,

•	market prices prevailing at the time of sale,

•	prices related to prevailing market prices, or

•	privately negotiated prices.

Direct Sales; Agents, Broker-Dealers and Underwriters. The selling shareholders or their transferees may effect transactions by selling their shares of common stock in any of the following ways:

•	directly to purchasers, or

•	to or through agents, broker-dealers or underwriters designated from time to time.

Agents, broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling shareholders and any agents, broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

All costs, expenses and fees in connection with the registration of the shares will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling shareholders.

We have advised the selling shareholders that they will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the associated rules and regulations under the Exchange Act, including the anti-manipulative provisions of Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by them.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling shareholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our Articles of Incorporation, as amended, authorize the issuance of 50,000,000 shares of our common Stock, par value $.10 per share. As of September 17, 2004, there were 5,692,404 shares of our common stock issued and outstanding together with options granted by our board of directors to purchase 819,120 shares of our common stock and warrants issued by us to purchase 4,000,000 shares of our common stock.

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors. Additionally, holders of our common stock are entitled to one vote for each share of our common stock held of record upon all matters presented for action by shareholders. Shares of our common stock have no preemptive or other rights to subscribe for additional shares. Our board of directors may, from time to time, declare, and we may pay, dividends and other distributions with respect to its outstanding shares of our common stock in cash, property or its own shares of our common stock which are legally available therefor. Upon our liquidation or dissolution, all holders are entitled to receive pro rata our assets available for distribution to our shareholders. All of the outstanding shares of our common stock are fully paid and non-assessable.

Our common stock has no preemptive rights and no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our board of directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. All of the outstanding shares of our common stock are fully paid and non-assessable.

The transfer agent for our common stock is the Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Impact of Florida Legislation

Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of specified thresholds will not possess any voting rights unless these voting rights are approved by a majority vote of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and our Articles of Incorporation also authorize us to indemnify our directors, officers, employees and agents.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Attorneys for Greenberg Traurig beneficially own in the aggregate no shares of our common stock.

EXPERTS

The consolidated financial statements of Devcon International Corp. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended on April 29, 2004 and June 8, 2004;

(2)	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004;

(3)	our definitive Proxy Statement, dated July 12, 2004, filed in connection with a Special Meeting of Shareholders; and

(4)	our Current Reports on Form 8-K dated April 6, 2004 and October 6, 2004.

All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Devcon International Corp.

1350 East Newport Center Drive, Suite 201

Deerfield Beach, Florida 33441

Attn: Janett McMillan, Corporate Secretary

(954) 429-1500

Devcon International Corp.

8,276,441 Shares of Common Stock

PROSPECTUS

October 13, 2004

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any of the sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee	$16,317.00
Accounting Fees and Expenses	3,000.00
Legal Fees and Expenses	25,000.00
Printing Expenses	700.00
Miscellaneous	$983.00

Total	$46,000.00

All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15. Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity in such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Our Articles of Incorporation as well as our Amended and Restated Bylaws provide that we shall have the power to indemnify and may insure our officers and directors to the fullest extent not prohibited by law. In addition, we have entered into indemnification agreements with each member of our board of directors as well as Jan Norelid, our Chief Financial Officer, Donald L. Smith, III, our Vice President-Construction Division, Kevin M. Smith, our Vice President-Materials Division and Janett McMillan, our corporate secretary. The indemnification agreements require, among other things, that we indemnify to the fullest extent permitted by law and advance to each indemnified director all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, we must also indemnify and advance all expenses incurred by an indemnified party seeking to enforce his rights under the indemnification agreements and may cover executive officers and directors under our directors’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights it provides.

Section 607.0831 of the Florida Business Corporation Act provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his or her duties as a director; and (ii) the director’s breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Due to the foregoing provisions, our security holders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available for any particular case, security holders may not have any effective remedy against the challenged conduct.

Under the purchase agreement, governing the sale of the units to Coconut Palm, each of Coconut Palm and us has agreed to indemnify the other and their directors, officers, agents and representatives and any underwriters against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons, under the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by a director, officer or controlling person of ours in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit No.	Description

5.1	Opinion of Greenberg Traurig, P.A.

10.1	Letter Agreement, dated January 13, 2004, by and between Richard L. Hornsby and the Company concerning the Richard Hornsby Retirement Program.

10.2	Employment Agreement, dated July 19, 2001, by and between Richard L. Hornsby and the Company, as amended to date.

10.3	Employment Agreement, dated July 19, 2001, by and between the Company and Jan A. Norelid.

10.4	Employment Agreement, dated July 19, 2001, by and between the Company and Kevin M. Smith.

10.5	Employment Agreement, dated July 19, 2001, by and between the Company and Donald L. Smith, III.

10.6	Amended and Restated Employment Agreement, dated June 7, 2004, by and between the Company and Stephen Ruzika.

23.1	Consent of KPMG LLP

23.2	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 5.1)

24.1	Power of Attorney*

*	Previously Filed.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or From F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Devcon International Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 13th day of October, 2004.

DEVCON INTERNATIONAL CORP.

By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Donald L. Smith, Jr. Donald L. Smith, Jr.	Chairman, President and Chief Executive Officer (principal executive officer)	October 13, 2004

/s/ Richard L. Hornsby Richard L. Hornsby	Executive Vice President and Director	October 13, 2004

/s/ Jan Norelid Jan Norelid	Vice President of Finance, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	October 13, 2004

Robert D. Armstrong	Director	October 13, 2004

* Per-Olof Loof	Director	October 13, 2004

* Gustavo R. Benejam	Director	October 13, 2004

* James R. Cast	Director	October 13, 2004

* W. Douglas Pitts	Director	October 13, 2004

* Richard C. Rochon	Director	October 13, 2004

* Mario B. Ferrari	Director	October 13, 2004

**By:	/s/ Donald L. Smith, Jr.
Donald L. Smith, Jr.
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Letter Agreement, dated January 13, 2004, by and between Richard L. Hornsby and the Company concerning the Richard Hornsby Retirement Program.
10.2	Employment Agreement, dated July 19, 2001, by and between Richard L. Hornsby and the Company as amended to date.
10.3	Employment Agreement, dated July 19, 2001, by and between the Company and Jan A. Norelid.
10.4	Employment Agreement, dated July 19, 2001, by and between the Company and Kevin M. Smith.
10.5	Employment Agreement, dated July 19, 2001, by and between the Company and Donald L. Smith, III.
10.6	Amended and Restated Employment Agreement, dated June 7, 2004, by and between the Company and Stephen Ruzika.
23.1	Consent of KPMG LLP
23.2	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed in Exhibit 5.1)